
Mail Stop 3030

June 27, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

>    **Re:    Summit Semiconductor, Inc.**
>    **Amendment No. 3 to Registration Statement on Form S-1**
>    **Filed June 22, 2018**
>    **File No. 333-224267**

Dear Mr. Moyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

1.    We note your revised disclosure on page 17 indicating you are in default under disclosed indebtedness. Please apply comment 3 in our letter dated May 23, 2018 to your current registration statement. Specifically, given your disclosed default, please revise your prospectus summary to highlight, if true, that creditors can claim proceeds of this offering in absence of a waiver. Also, ensure your revised summary disclosure clarifies if any of these creditors are related persons as defined in Regulation S-K Item 404.

Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.